SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

October 19, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

October 19, 2004

Symbol – TSX: KGI; AIM: KGI &KGIa

Surface Drilling Successfully Locates Main Break on the Kirkland Minerals Property, and intersects South Break as well; drill hole KM-04-23C Returns 1.02 ounces over 8.4 feet

Kirkland Lake Gold Inc. (the “Company”) is carrying out a Three Year $21 million exploration program targeting: unexplored areas not previously mined on the Main Break (an East-West structure seven kilometres long), parallel structures both to the north and south of the Main Break, and North-South structures. This summary provides an update on the Company’s 8 hole program to drill the Main Break from surface on the former Kirkland Minerals property in which all 8 holes hit the Main Break structure, with five holes returning low values, and three containing significant mineralization.

 While this surface program targeted the Main Break, the layout was also designed to test for the South Break (located approximately 500 feet south of the Main Break) as well as the Main Break on the former Kirkland Minerals property and did so successfully. These South Break drill intersections are the first in the history of the Kirkland Lake camp returning significant gold values on the Kirkland Minerals portion of the South Break, west of the Teck-Hughes diabase dyke (see figure 3 for a plan view of these two Breaks across the Company’s properties).

  Drill hole KM-04-23C, the fourth hole of a surface program carried out to test the Kirkland Minerals Main Break, has intersected 1.02 ounces over 8.4 feet at a vertical depth of 900 feet below surface. The drilling confirms that the Main Break at Kirkland Minerals contains high-grade gold mineralization above the 2,000-foot level.

  Additional and more efficient drilling underground of the Main Break on the Kirkland Minerals property will begin from the 2475 level following the rehabilitation east from Shaft #2 at Macassa (see figure 1).

  Drill hole KM-04-23F of the same exploration program has intersected 2.39 ounces over 1.0 feet at a vertical depth of 900 feet associated with the South Break. Five other holes intersected the South Break (see Table in this release and see figure 2).

  The South Break has now been confirmed on the Kirkland Minerals property, 2,000 feet west of the Lake Shore-Teck Hughes boundary, where the former Lake Shore property mined an estimated 2 million ounces of gold. No other production from the South Break is recorded along this Break west of Lake Shore.

  A second drill is now been mobilized, with 12 holes planned, on the property dedicated to testing the South Break.  Initial drilling at 400-foot centers, will now be followed by drilling at 200-foot centers.

  The new discoveries on the South Break may correlate with the recently drilled intersection of 26.21 ounces of gold over 6.0 feet 5,000 feet further west (see Press Release September 20, 2004).

Please refer to the company website (www.klgold.com) for illustrations pertaining to this press release.

The KM-04-23C intersection is on the Kirkland Lake Main Break, hosting the majority of the 24 million ounces of gold grading 0.47 ounces per ton produced in the Kirkland Lake Camp by the 5 historic mines that the Company now owns Macassa, Kirkland Minerals, Teck-Hughes, Lake Shore, and Wright Hargreaves. These properties are now being explored and developed by one owner for the first time in their history.

The former Kirkland Minerals mine produced 1,172,995 oz gold at a grade of 0.37 oz/ton while in production from 1919 to 1960. The majority of this production was derived from stopes below the 4000-foot elevation and from ore horizons other than the Main Break.  Relatively minor production was derived from stoping on the Main Break above this elevation, even though Teck Hughes mined the Main Break from surface to 5,000 feet up to the Kirkland Minerals boundary for a total gold production of 3,688,644 ounces.

The South Break was mined at the Lake Shore mine to a vertical depth of 5,000 feet. Approximately 2 million ounces were produced from this Break. The South Break, which the Company considers to be a camp-wide structure, represents a major exploration target. It may be related to recent drilling at the Macassa mine that intersected 26.21 ounces of gold over 6.0 feet (see Press Release September 20, 2004).

“This large unexplored area on the Kirkland Minerals property, with a strike length of 1,500 feet and open to depth, has the potential to host a significant quantity of ore and as such it is one the Company’s largest targets on the South Break. The Company is pleased that we have intersected significant gold mineralization on the South Break for the first time west of the Teck-Hughes diabase dyke. We hope to outline a large area of mineralization with the surface drilling program which will eventually be followed by an underground program to define resources and reserves.” said Stewart Carmichael, Chief Exploration Geologist. “Additional veins related to the South Break have been intersected as well; these may be analogous to veins at Lake Shore and Teck-Hughes that were associated with the South Break, and mined over 3,000 feet along strike.”

Drilling is currently being undertaken on 200 foot centres along the Main Break by one surface drill to follow up on these results. A second surface drill has been recently added, dedicated to testing the South Break on the Kirkland Minerals property. A third surface drill is currently testing the South Break 4,000 feet to the west on the Macassa property.

In addition to this surface drilling the Company has been undertaking a major rehabilitation of two levels - the 2475 and the 3000 levels - between the #2 Shaft on the eastern end of the Macassa property and the Kirkland Minerals shaft. This rehabilitation will permit drilling from underground on the Kirkland Minerals property into both hanging wall targets and the Main Break that will commence soon.

The following table summarizes the latest drilling program results:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
KM-04-23C	MAIN BREAK	1919.6	1928.0	-61	320	1.02/8.4’=7.6’ TW, UNCUT, VG
	INCLUDING	1925.4	1926.4	-61	320	5.71/1.0’=0.9’ TW
KM-04-21	SOUTH BREAK	1417.2	1418.5	-64	315	0.35/1.3’=0.9’ TW
	MAIN BREAK	2311.6	2318.5	-64	315	LOW VALUES
KM-04-23B	SOUTH BREAK	1158.5	1159.6	-61	320	0.38/1.1’=0.8’ TW
KM-04-23F	NEW HANGING WALL VEIN	1146.6	1147.6	-61	320	2.39/1.0’=0.9’ TW
	SOUTH BREAK	1156.2	1157.2	-61	320	0.33/1.0’=0.7’ TW, VG
	NEW	1196.2	1197.4	-61	320	0.51/1.2’=1.1’ TW, VG
KM-04-26B	SOUTH BREAK	929.6	931.4	-48	337	0.39/1.8’ =1.4’ TW, VG
	NEW	953.5	954.5	-48	337	0.16/1.0’=0.8’ TW, VG
	MAIN BREAK	1711.8	1712.8	-48	337	0.42/1.0’=0.8’ TW VG
KM-04-28	NEW	1024.0	1025.0	-59	337	0.49/1.0’=0.9’TW VG
	SOUTH BREAK	1127.3	1129.5	-59	337	ASSAYS PENDING
	MAIN BREAK	2013.8	2014.8	-59	337	0.35/1.0’=0.6’ TW, VG

TW = True Width   VG = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003. All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	October 19, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer